Your **Vote** Counts!

TELADOC HEALTH, INC.

2025 Annual Meeting
Vote by May 21, 2025
11:59 PM ET



Teladoc® **HEALTH**

TELADOC HEALTH, INC.
ATTN: ADAM VANDERVOORT
2 MANHATTANVILLE ROAD
PURCHASE, NY 10577

V66417-P25233

You invested in TELADOC HEALTH, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 22, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 8, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control # [   ]



Smartphone users

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Vote Virtually at the Meeting*
May 22, 2025
2:00 PM, EDT

Virtually at:
www.virtualshareholdermeeting.com/TDOC2025

*Please check the meeting materials for any special requirements for meeting attendance.

V2.0

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters. We encourage you to access and review all of the important information contained in the proxy materials before voting.

Voting Items	Board Recommends
1. Elect nine directors, each for a term of one year.	
Nominees:	
1a. Charles Divita, III	✓ For
1b. J. Eric Evans	✓ For
1c. Sandra L. Fenwick	✓ For
1d. Catherine A. Jacobson	✓ For
1e. Thomas G. McKinley	✓ For
1f. Kenneth H. Paulus	✓ For
1g. David L. Shedlarz	✓ For
1h. Mark Douglas Smith, M.D., MBA	✓ For
1i. David B. Snow, Jr.	✓ For
2. Approve, on an advisory basis, the compensation of Teladoc Health's named executive officers.	✓ For
3. Approve an amendment to the Teladoc Health, Inc. 2023 Incentive Award Plan.	✓ For
4. Ratify the appointment of Ernst & Young LLP as Teladoc Health's independent registered public accounting firm for the fiscal year ending December 31, 2025.	✓ For
5. Transact any other business that may properly come before the meeting or any adjournments thereof.	

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V66418-P25233